

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 25, 2020

David J. Mazzo, PhD
President and Chief Executive Officer
Caladrius Biosciences, Inc.
110 Allen Road, 2nd Floor
Basking Ridge, NJ 07920

>   **Re: Caladrius Biosciences, Inc.**
>   **Registration Statement on Form S-3**
>   **Filed August 18, 2020**
>   **File No. 333-248100**

Dear Dr. Mazzo:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Deanna Virginio at 202-551-4530 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Stephanie Leopold, Esq.